Exhibit 99.1

N E W S  R E L E A S E

NOT FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES OR
DISSEMINATION IN OR INTO THE UNITED STATES

RepliCel Life Sciences Inc. Announces Closing of Second Tranche of Private Placement

VANCOUVER, BC – RepliCel Life Sciences Inc. (“RepliCel” or the “Company”) (OTCQB: REPCF) (TSXV: RP) is pleased to announce it has completed the second tranche of its financing announced on March 28, 2014, which consisted of a non-brokered private placement of 737,000 units (each a “Unit”) at a price of $0.75 per Unit for gross proceeds of $552,750 (the “Offering”). The total gross proceeds received to date for this offering is $3,340,625.25 as the Company announced on May 9, 2014 that it raised $2,787,875.25 in a brokered and non-brokered private placement financing. Each Unit consists of one common share of the Company (each, a “Share”) and one Share purchase warrant, which will entitle the holder to purchase one additional Share for a period of two years from the closing of the private placement at a price of $1.00 per Share during the first year and $1.25 per Share during the second year. The Company anticipates a third closing under the same terms.

In connection with the Offering, the Company issued finder’s warrants to purchase an aggregate of 58,960 Shares at a price of $0.75 per Share for a period of 24 months and paid a finder’s fee of $44,220 to one finder.

All securities issued in the financing will be subject to a statutory hold period expiring four months and one day after closing of the financing. None of the securities issued in the financing have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences
RepliCel is a clinical stage biopharmaceutical company focused on developing autologous cell therapies that treat functional cellular deficits. RepliCel Tendon-01 (RCT-01) is a cell therapy for the treatment of chronic tendon injuries. RepliCel Hair-01 (RCH-01) is a cellular treatment for androgenetic alopecia (pattern baldness). Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

COMPANY CONTACT:
David M. Hall, Chief Executive Officer
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com

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INVESTOR CONTACTS:
Westwicke Partners, LLC
Robert H. Uhl
Managing Director
858-356-5932
robert.uhl@westwicke.com

Neither the TSX Venture Exchange Inc. nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange Inc.) accepts responsibility for the adequacy or accuracy of this press release.

This press release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) the inability of RepliCel to complete the private placement at all or on the terms announced; or (iii) the TSX Venture Exchange not approving further private placements. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

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